Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2008	2009	2010	2011	2012
Income from continuing operations before provisions for income taxes and equity in earnings of affiliate	$54,399	$35,877	$48,499	$129,649	$91,699
Add:
Fixed charges	12,042	8,001	7,254	6,548	4,967
Share of distributed income of 50% owned affiliate	735	785	825	1,649	1,782

Adjusted Earnings	$67,176	$44,663	$56,578	$137,846	$98,448

Fixed charges:
Interest expense (1)	$8,510	$6,016	$5,900	$4,733	$3,715
Estimate of interest in rental expense	3,532	1,985	1,354	1,815	1,252

Fixed charges:	$12,042	$8,001	$7,254	$6,548	$4,967

Preferred stock dividends	463	519	509	473	472

Combined fixed charges and preferred stock dividends	$12,505	$8,520	$7,763	$7,021	$5,439

Ratio of earnings to fixed charges	5.6	5.6	7.8	21.1	19.8

Ratio of earnings to combined fixed charges and preferred stock dividends	5.4	5.2	7.3	19.6	18.1

(1)	Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.